Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 25, 2018, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The information contained or referred to therein is incorporated herein by reference. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company (as defined below) becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Company by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

RIVIERA RESOURCES, INC.

Notice of Offer to Purchase for Cash

up to 4,545,454 Shares of its Common Stock

at a Purchase Price of $22.00 per Share

Riviera Resources, Inc., a Delaware corporation (the “Company”), is offering to purchase for cash up to 4,545,454 shares of its common stock, par value $0.01 per share (the “shares”), at a price of $22.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT

11:59 P.M., NEW YORK CITY TIME, ON TUESDAY, OCTOBER 23, 2018

UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to a number of other terms and conditions as specified in the Offer to Purchase.

Although the Company’s Board of Directors has authorized the Offer, none of the Board of Directors, the Company, the Dealer Manager, the Information Agent (as defined below) or the Depositary, or any of their respective affiliates, has made, and they are not making, any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their shares. The Company has not authorized any person to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purpose and effects of the Offer. Stockholders are urged to discuss their decision with their own tax advisors, financial advisors and/or brokers.

The Company’s Board of Directors believes that the Offer represents a prudent use of the Company’s financial resources in light of its business profile, assets, anticipated future performance and financial condition. As of September 24, 2018, the Company had approximately $163.5 million in cash and cash equivalents. The purpose of the Offer is to return cash to the Company’s stockholders by providing them with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment if they so elect. In addition, if the Company completes the Offer, stockholders who do not participate in the Offer or otherwise sell their shares of our common stock will automatically increase their relative percentage ownership interest in the Company and its future operations.

The Company will purchase at $22.00 per share up to 4,545,454 shares properly tendered, and not properly withdrawn, prior to the Expiration Time (as defined below), upon the terms and subject to the conditions of the Offer, including the proration and conditional tender provisions (as described in the Offer to Purchase). Under no circumstances will the Company pay interest on the purchase price for the shares, regardless of any delay in making payment. The Company reserves the right, in its sole discretion, to purchase more than 4,545,454 shares under the Offer, subject to applicable law.

The term “Expiration Time” means 11:59 p.m., New York City time, on Tuesday, October 23, 2018, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

As of September 24, 2018, there were 75,836,252 shares outstanding. Assuming that the Offer is fully subscribed, the number of shares that will be purchased under the Offer is 4,545,454 shares, or approximately 6% of the shares outstanding as of September 24, 2018.

The Company’s directors, executive officers and affiliates are entitled to participate in the Offer on the same basis as all other stockholders. However, all of the Company’s directors and executive officers have informed the Company that they will not tender any shares that they beneficially own in the Offer. In addition, certain of our stockholders who are affiliated with certain members of the Company’s Board of Directors (the “Affiliated Holders”) have informed the Company that they also will not tender shares that they beneficially own in the Offer. The Affiliated Holders collectively beneficially owned 41,382,405 shares, or approximately 55% of the issued and outstanding common stock as of September 24, 2018.

Upon the terms and subject to the conditions of the Offer, if more than 4,545,454 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) have been properly tendered and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered shares in the following order of priority:

•

first, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, the Company will purchase all shares properly tendered and not properly withdrawn, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described in Section 1 of the Offer to Purchase; and

•

second, if necessary to permit the Company to purchase 4,545,454 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law), shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

If any tendered shares are not purchased, or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the valid withdrawal of the shares, or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case at the Company’s expense.

Stockholders wishing to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Time, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Time, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

The proration period is the period for accepting shares on a pro rata basis in the event that the Offer is oversubscribed. The proration period will expire at the Expiration Time. If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Time.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the proration and conditional tender provisions of the Offer, shares that are properly tendered and not properly withdrawn, only when, as and if the Company gives oral or written notice to American Stock Transfer & Trust Company, LLC (the “Depositary”) of its acceptance of the shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the Purchase Price per share for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, taking into account any time necessary to determine any proration, but only after timely receipt by the Depositary of (1) certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at DTC (as defined in the Offer to Purchase), (2) a validly completed and duly executed Letter of Transmittal including any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message, and (3) any other required documents.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the conditions to the Offer set forth in Section 7 of the Offer to Purchase have occurred or are deemed by the Company to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Expiration Time. In the event of an extension, the term “Expiration Time” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s shares.

The Company also expressly reserves the right, in its sole discretion and subject to applicable law regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including without limitation by increasing or decreasing the consideration offered. The Company further expressly reserves the right, in its sole discretion, to terminate the Offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for, subject to applicable law, or to postpone payment for shares, upon the occurrence of any of the conditions to the Offer specified in Section 7 of the Offer to Purchase. The Company will give oral or written notice of such amendment, termination or postponement to the Depositary and will make a public announcement of such amendment, termination or postponement of the Offer in accordance with applicable law. The Company’s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that the Company must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Time. In addition, unless the Company has already accepted such tendered shares for payment, stockholders may withdraw their tendered shares at any time after 11:59 p.m., New York City time, on Wednesday, November 21, 2018, the 40th business day following the commencement of the Offer. Except as otherwise provided in the Offer to Purchase, tenders of shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received in a timely manner by the Depositary at its address set forth on the back cover page of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the person who tendered the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering shareholder also must submit the serial numbers shown on those particular certificates for shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been tendered pursuant to the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company, in its sole discretion, and will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. The Company reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of shares by any shareholder, whether or not the Company waives similar defects or irregularities in the case of any other shareholder. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

Generally, United States stockholders will be subject to United States federal income taxation when they receive cash from the Company in exchange for the shares they tender. Their receipt of cash for tendered shares will generally be treated as either (1) consideration received in a sale or exchange or (2) a distribution with respect to such shares. All stockholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisor regarding the tax consequences of the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Persons who hold vested rights to purchase or otherwise acquire shares will be provided a copy of the Offer to Purchase and the related Letter of Transmittal upon request to the Information Agent at the telephone numbers and address set forth below. Such persons should read the Offer to Purchase for further information regarding how they can participate in the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Please direct any questions or requests for assistance to D.F. King & Co., Inc. (the “Information Agent”) or Morgan Stanley & Co. LLC (the “Dealer Manager”) at their respective telephone numbers and addresses set forth below. Please direct requests for copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

Operations Center

Attention: Reorganization Department

6201 15th Avenue

Brooklyn, NY 11219

By Facsimile Transmission (for Eligible Institutions Only): 1-718-234-5001

Confirm Facsimile Transmission: 1-877-248-6417

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Email: rvra@dfking.com

Stockholders may call toll free: (800) 249-7140

Banks and Brokers may call collect: (212) 269-5550

The Dealer Manager for the Offer is:

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Banks, Brokers and Stockholders

Call U.S. Toll-Free: (855) 483-0952